Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Mind Medicine (MindMed) Inc. (the “Company”)

1166 Alberni Street, Suite 1604,

Vancouver, British Columbia

V6E 3Z

Item 2	Date of Material Change

September 29, 2021

Item 3	News Release

On September 30, 2021, a news release was disseminated through the newswire services of GlobalNewswire and subsequently filed on SEDAR at www.sedar.com.

Item 4	Summary of Material Change

On September 29, 2021, the Company appointed Andreas Krebs and Carol Vallone as directors of the Company and Bruce Linton ceased to be a director of the Company.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

On September 29, 2021, the Company appointed Andreas Krebs and Carol Vallone as directors of the Company and Bruce Linton ceased to be a director of the Company.

5.2	Disclosure for Restructuring Transactions

Not Applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7	Omitted Information

Not Applicable.

Item 8	Executive Officer

For further information, please contact Rob Barrow, Chief Executive Officer of the Company, at 212-220-6633.

Item 9	Date of Report

October 4, 2021.